Exhibit (a)(1)(H)

November 24, 2009

To all eligible participants:

In order to clarify some disclosure in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options dated November 17, 2009, we are distributing revised copies of the Offer to Exchange and Power Point communication that reflect the revised disclosure. The expiration date of the Exchange Offer remains the same - December 15, 2009, at 11:59 p.m. Central Standard Time. If you have any question, please contact me or Tony Bangs.

Marita O’Dea

Senior Vice President

Chief Human Resource Officer